CUSIP NO. 46626E 20 5                 13G/A                          Page 1 of 9

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*

                         j2 Global Communications, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                   46626E 20 5
                                 (CUSIP Number)

                                December 31, 2004
               (Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [_] Rule 13d-1(b)

            [_] Rule 13d-1(c)

            [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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CUSIP NO. 46626E 20 5                 13G/A                          Page 2 of 9
--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   ORCHARD/JFAX INVESTORS, LLC
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
--------------------------------------------------------------------------------
                5. SOLE VOTING POWER
  NUMBER OF        1,087,691 Shares
   SHARES       ----------------------------------------------------------------
BENEFICIALLY    6. SHARED VOTING POWER
  OWNED BY         0
    EACH        ----------------------------------------------------------------
 REPORTING      7. SOLE DISPOSITIVE POWER
   PERSON          1,087,691 Shares
    WITH        ----------------------------------------------------------------
                8. SHARED DISPOSITIVE POWER
                   0
--------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,087,691 Shares
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

    CERTAIN SHARES                                              [ ]
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    4.29%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

    OO Limited Liability Company
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS BEFORE FILLING OUT.
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CUSIP NO. 46626E 20 5                 13G/A                          Page 3 of 9
--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   RICHARD S. RESSLER
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
--------------------------------------------------------------------------------
                5. SOLE VOTING POWER
 NUMBER OF         2,018,941 Shares
   SHARES       ----------------------------------------------------------------
BENEFICIALLY    6. SHARED VOTING POWER
  OWNED BY         0
    EACH        ----------------------------------------------------------------
  REPORTING     7. SOLE DISPOSITIVE POWER
   PERSON          2,018,941 Shares
    WITH        ----------------------------------------------------------------
                8. SHARED DISPOSITIVE POWER
                   0
--------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,018,941 Shares
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES                                              [ ]
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    7.83%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO. 46626E 20 5                 13G/A                          Page 4 of 9
--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   THE RESSLER FAMILY FOUNDATION
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
--------------------------------------------------------------------------------
               5. SOLE VOTING POWER
  NUMBER OF       94,483 Shares
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   6. SHARED VOTING POWER
  OWNED BY        0
    EACH       -----------------------------------------------------------------
 REPORTING     7. SOLE DISPOSITIVE POWER
   PERSON         94,483 Shares
    WITH       -----------------------------------------------------------------
               8. SHARED DISPOSITIVE POWER
                  0
--------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    94,483 Shares
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES                                              [ ]
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    Less than 1%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

    OO  Charitable Trust
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO. 46626E 20 5                 13G/A                          Page 5 of 9

PRELIMINARY STATEMENT:

            This Amendment No. 5 supplements the Schedule 13G filed by Orchard/JFAX Investors, LLC, Richard S. Ressler, and the Ressler Family Foundation with the Securities and Exchange Commission on August 5, 1999, as such Schedule 13G was amended by Amendment Nos. 1, 2, 3 and 4 filed with the SEC on February 3, 2000, February 8, 2001, February 1, 2002 and January 23, 2003, respectively, relating to the common stock, par value $0.01 per share (the "Common Stock"), of j2 Global Communications, Inc. (formerly JFAX.COM, Inc.) ("j2"). Unless otherwise defined herein, all terms used herein shall have the meanings ascribed to them in the original Schedule 13G.

            All figures regarding shares of the Common Stock reported herein are as adjusted for, and after giving effect to, the one-for-four reverse stock split that was effected by j2 as of February 8, 2001 and the two-for-one forward stock split that was effected by j2 as of August 29, 2003.

ITEM 1(A).  NAME OF ISSUER: j2 Global Communications, Inc. ("Issuer")

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 6922 Hollywood Blvd., Suite 500, Hollywood, CA 90028.

ITEM 2(A). NAME OF PERSON FILING: This Schedule 13G is being filed on behalf of the following persons (the "Reporting Persons"):

            (1) Orchard/JFAX Investors, LLC ("Orchard Investors");

            (2) Richard S. Ressler ("Mr. Ressler"); and

            (3) The Ressler Family Foundation (the "Foundation").

            Mr. Ressler is a member and the sole manager of Orchard Investors. Mr. Ressler is a trustee of the Foundation.

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The principal business office of the Reporting Persons is 6922 Hollywood Blvd., Suite 900, Hollywood, CA 90028.

ITEM 2(C). CITIZENSHIP: Orchard Investors is a Delaware limited liability company. Mr. Ressler is a United States citizen. The Foundation is a California trust.

ITEM 2(D). TITLE OF CLASS OF SECURITIES: Common Stock, $.01 par value (the "Common Stock").

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CUSIP NO. 46626E 20 5                 13G/A                          Page 6 of 9

ITEM 2(E).  CUSIP NUMBER: The CUSIP is #46626E 20 5.

ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
            (C), CHECK WHETHER THE PERSON FILING IS A:

            (a) [_] Broker or dealer registered under Section 15 of the Exchange Act;

            (b)  [_] Bank as defined in Section 3(a)(6) of the Exchange Act;

            (c) [_] Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

            (d) [_] Investment Company registered under Section 8 of the Investment Company Act;

            (e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

            (f) [_] An employee benefit plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

            (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

            (h) [_] A savings association as defined in Section 13(b) of the Federal Deposit Insurance Act;

            (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

            (j)  [_] Group in accordance with Rule 13d- 1(b)(1)(ii)(J).

            If this statement is filed pursuant to Rule 13d-1(c), check this box. [_]

ITEM 4.     OWNERSHIP:

            Prior to November 2004, Orchard Investors owned 2,705,913 shares of the Common Stock, of which 154,157 were shares of Common Stock underlying Warrants exercisable at an exercise price of $4.80 per share (the "Warrants"). In November 2004, Orchard Investors sold 200,465 shares of the Common Stock on the open market. Immediately following that sale, as part of a pro rata distribution of the assets of Orchard Investors to all of its

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CUSIP NO. 46626E 20 5                 13G/A                          Page 7 of 9

            members except for Richard S. Ressler and trusts for certain members of his immediate family, Orchard Investors distributed 1,330,525 shares of the Common Stock and Warrants to purchase 87,232 shares of the Common Stock. Also in November 2004, the Foundation sold 7,600 shares of the Common Stock on the open market. After giving effect to these sales and distributions, the beneficial ownership of the 2,113,424 shares of Common Stock reported herein is as follows:

            Orchard Investors:

            (a) Amount beneficially owned: 1,087,691

            (b) Percent of class: 4.29%

            (c) Number of shares as to which such person has:

                 (i) Sole power to vote or to direct the vote: 1,087,691

                 (ii) Shared power to vote or to direct the vote: 0

                 (iii) Sole power to dispose or to direct the disposition of:
                       1,087,691

                 (iv) Shared power to dispose or to direct the disposition of: 0

            Mr. Ressler:

            (a) Amount beneficially owned: 2,018,941

            (b) Percent of class: 7.83%

            (c) Number of shares as to which such person has:

                 (i) Sole power to vote or to direct the vote: 2,018,941

                 (ii) Shared power to vote or to direct the vote: 0

                 (iii) Sole power to dispose or to direct the disposition of:
                       2,018,941

                 (iv) Shared power to dispose or to direct the disposition of: 0

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CUSIP NO. 46626E 20 5                 13G/A                          Page 8 of 9

            The Foundation:

            (a) Amount beneficially owned: 94,483

            (b) Percent of class: Less than 1%

            (c) Number of shares as to which such person has:

                 (i) Sole power to vote or to direct the vote: 94,483

                 (ii) Shared power to vote or to direct the vote: 0

                 (iii) Sole power to dispose or to direct the disposition of:
                       94,483

                 (iv) Shared power to dispose or to direct the disposition of: 0

            For Orchard Investors and Mr. Ressler, the foregoing beneficial ownership includes 66,925 shares of Common Stock underlying the remaining Warrants held by Orchard Investors. In addition to including the shares of Common Stock and Warrants owned by Orchard Investors, Mr. Ressler's beneficial ownership also includes 500,000 shares of Common Stock that he holds directly and 431,250 shares underlying options he owns that are currently exercisable (the "Options"). Accordingly, for Orchard Investors and Mr. Ressler, the foregoing percentages reflect a total of 25,300,439 shares of Common Stock outstanding as of December 31, 2004 (as reported by j2's transfer agent), and also assume the exercise of the remaining Warrants and Options held the Reporting Person, but not the exercise of any other warrants or options held by other persons with respect to the Common Stock (i.e., the denominator for calculating such percentage is 25,367,364 shares for Orchard Investors and 25,798,614 for Mr. Ressler).

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not Applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not Applicable.

CUSIP NO. 46626E 20 5                 13G/A                          Page 9 of 9

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not Applicable.

ITEM 9.     NOTICE OF DISSOLUTION:

            Not Applicable.

ITEM 10.    CERTIFICATIONS:

            Not Applicable.



                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 6, 2005

                                           ORCHARD/JFAX INVESTORS, LLC

                                           By: /s/ Richard S. Ressler
                                               ------------------------------
                                               Richard S. Ressler
                                               Manager


                                           RICHARD S. RESSLER

                                           /s/ Richard S. Ressler
                                           ----------------------------
                                           Richard S. Ressler


                                           RESSLER FAMILY FOUNDATION

                                           By: /s/ Richard S. Ressler
                                               ------------------------------
                                               Richard S. Ressler
                                               Trustee